CITIUS ONCOLOGY, INC.

11 Commerce Drive, First Floor

Cranford, NJ 07016

January 9, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill

Re:	Acceleration Request Citius Oncology, Inc. Registration Statement on Form S-3 Filed January 5, 2026 File No. 333-292577

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citius Oncology, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Monday, January 12, 2026 at 4:15 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes Lorna A. Knick or Christopher Agoranos of Wyrick Robbins Yates & Ponton LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Lorna A. Knick or Christopher Agoranos at (919) 781-4000. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Agoranos via email at cagoranos@wyrick.com.

Sincerely,

CITIUS ONCOLOGY, INC.

By:	/s/ Jaime Bartushak
Jaime Bartushak
Chief Financial Officer

cc: Lorna A. Knick, Wyrick Robbins Yates & Ponton LLP